The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

September 18, 2009

Mr. Evan S. Jacobson
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549-4561
Telephone Number: (202) 551-3428
Fax Number: (703) 813-6981

Re:	Restaurant Concepts of America, Inc.
Amendment No. 1 to Registration Statement on Form S-l
File No. 333-160517
Filed September 4, 2009

Dear Mr. Jacobson,

In response to your comment letter dated September 17, 2009, Restaurant Concepts of America, Inc. (the “Company,” “Restaurant Concepts,” “we,” and “us”) has provided its responses below.

Executive and Director Compensation

1.
Please add executive and director compensation disclosure for the fiscal year ended August 31, 2009, you last completed fiscal year.  See Item 402(n)(1) of Regulation S-K and Question 217.11 of the Division of Corporate Finance’s Compliance and Disclosure Interpretations of Regulations S-K.  Ensure that you discuss any material changes in compensation policies and payments/awards between 2008 and 2009.

RESPONSE:

The Company has included disclosure of the fact that no officer or Director compensation was paid during the fiscal year ended August 31, 2009, as you have requested.  There were no material changes in the Company’s compensation policies and payments/awards between 2008 and 2009.

Regards,

/s/ John S. Gillies
John S. Gillies
Associate